UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private
Issuer Pursuant to Rule
13a-16 or 15d-16 of the
Securities Exchange Act
of 1934
For the month of October 2026
Commission File
Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena,
Germany
(+49) 3641508180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

INCORPORATION BY REFERENCE

On October 22, 2026, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Highlights Izicopan’s Therapeutic Potential at Kidney Week 2026.”

The Company today announced the presentation of new pre-clinical data on izicopan in renal disease models at the American Society of Nephrology’s Kidney Week 2026. The in vivo and in vitro data demonstrated that izicopan robustly inhibited C5aR-mediated inflammatory responses and provided renal protection, supporting its potential as a therapeutic candidate for complement-driven kidney diseases.

Izicopan was evaluated in two established hamster models of kidney injury: renal ischemia–reperfusion injury, a model of acute kidney injury, and unilateral ureteral obstruction-induced nephropathy, a model of progressive renal injury and fibrosis. In both settings, oral izicopan significantly attenuated renal injury compared to vehicle-treated controls. The structural modeling presented provides new insight into the differentiated molecular profile of izicopan. Compared with avacopan, izicopan preserves the key structural features required for high-affinity C5aR1 binding, while its trifluoromethyl substituent reduces interaction with CYP3A4/5, providing a molecular rationale for its low potential for clinically relevant time-dependent inhibition.

A copy of the press release is attached as Exhibit 99.1 to this Report. Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this Report and may include statements regarding our intentions, beliefs, projections, outlook, analyses, current expectations and the risks, uncertainties and other factors described under the headings, “Risk factors” and “Cautionary statement regarding forward-looking statements,” in our periodic filings with the U.S. Securities and Exchange Commission. These statements speak only as of the date of this Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated October 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.
Date: October 22, 2026
	By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer